Silexion Therapeutics Corp
12 Abba Hillel Road
Ramat Gan, Israel 5250606
Telephone: +972-3-756-4999

September 30, 2025
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC 20549
Attention: Jason Drory

Re:	Silexion Therapeutics Corp
Registration Statement on Form S-3
Filed September 26, 2025 SEC File Number 333-290544

Dear Mr. Drory:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silexion Therapeutics Corp hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated so that it will become effective at 5:00 p.m., Eastern Time on Tuesday, September 30, 2025, or as soon as practicable thereafter.

Please contact Gary Emmanuel, Esq., Greenberg Traurig, LLP, our U.S. legal counsel, at (212) 801‑9337 or Gary.Emmanuel@gtlaw.com, or Jonathan M. Nathan, Adv., Meitar Law Offices, our outside (Israeli) legal counsel, at +972-52-312-5574 or jonathann@meitar.com, with any questions, and please notify either of them when this request for acceleration has been granted.

Sincerely,

/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer
CC:	Mirit Horenshtein Hadar
Silexion Therapeutics Corp

Gary Emmanuel, Esq. Greenberg Traurig, LLP Jonathan M. Nathan, Adv. Meitar Law Offices